Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Jurisdiction of Formation
Adaptimmune Limited	England and Wales
Adaptimmune LLC	Delaware
Adaptimmune B.V.	The Netherlands
CM Intermediate Sub I, Inc.	Delaware
CM Intermediate Sub II, Inc.	Delaware
TCR² Therapeutics Inc.	Delaware
TRUCS Therapeutics Limited	England and Wales
TRUC Securities Corporation	Massachusetts